UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐  Form 10-Q     ☐ Form 10-D    ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: January 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-k
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

The Penn Traffic Company
Full Name of Registrant

Former Name if Applicable

1200 State Fair Blvd.
Address of Principal Executive Office (Street and Number)

Syracuse, NY 13221
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on November 18, 2009, The Penn Traffic Company (the “Company”), and each of its direct and indirect subsidiaries, including Penny Curtiss Baking Company, Inc. (“PCBC”) and Big M Supermarkets, Inc. (together with the Company and PCBC, the “Debtors”) filed voluntary petitions (the “Chapter 11 Petitions”) for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors are continuing to manage their properties and operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and no trustee or examiner has been appointed in the Company’s case. The Company currently believes that after the Company's repayment of its creditors to the extent it has available funds, none of its assets will remain available for distribution to its stockholders. The Company intends to propose and have its Chapter 11 plan of liquidation confirmed by the Bankruptcy Court later in 2010.

As a result of the increased burdens placed upon us, our limited financial resources, the departure of personnel, our negotiations with creditors and other bankruptcy related issues, the Company is unable to file its Form 10-K for the Year Ended January 30, 2010 within the prescribed time period without unreasonable effort and expense, and, because of its impending liquidation, it is uncertain whether the Company will file its annual report on Form 10-K.

The Debtors have been filing with the Bankruptcy Court monthly operating reports as required pursuant to Rule 2015 of the Federal Rules of Bankruptcy Procedure (“Monthly Operating Reports”) and furnishing each such Monthly Operating Report under cover of a current report on Form 8-K.  Additional information regarding the Debtors' bankruptcy cases, including access to court documents and other general information, is available to the public at http://www.donlinrecano.com/cases/caseinfo/penn3. Information contained on, or that can be accessed through, this website is not part of this report.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Daniel J. Mahoney	(315)	461-2347
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes*   ☐ No

* The financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended October 31, 2009 were not audited or reviewed by the Company's independent registered public accounting firm.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles were condensed or omitted;  therefore, those financial statements should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited annual financial statements and related notes thereto included in the Annual Report on Form 10-K for the year ended January 31, 2009.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that, based on the information that is currently available to it, the Registrant’s results of operations for the year ended January 30, 2010 will be significantly different from those for the last fiscal year due to significant developments that have occurred in the Registrant’s business over the past year including, in particular, the events that are described in Part III of this Form 12b-25.  The Company’s results of operations during the fiscal year ended January 30, 2010 were adversely affected by declines in same store sales, customer counts, and average items sold per shopping order, and increased workers compensation and pension costs.  The Company’s revenues for the fiscal year  ended January 30, 2010 decreased to $782.0 million from $872.3 million for the fiscal year ended January 31, 2009.  The Company’s operating loss for for the fiscal year ended January 30, 2010 increased to $27.4 million from $22.6 million for the fiscal year ended January 31, 2009.  The Company’s net loss for the fiscal year ended January 30, 2010 increased to $41.3 million from $17.6 million for the for the fiscal year ended January 31, 2009

This Notification of Late Filing on Form 12b-25 includes certain statements which may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. For forward-looking statements herein, the Registrant claims all applicable protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and under other Federal securities laws. The Registrant assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.]

The Penn Traffic Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 30, 2010	The Penn Traffic Company

	By:	/s/ Daniel J. Mahoney
	Name:	Daniel J. Mahoney
	Title:	SVP, General Counsel